November  23, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for Quarterly Period Ended December 31, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated October 29, 2010, regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to Tianyin Pharmaceutical Co., Inc.

1. Regarding your response to comment one, ASC 815-10-65-3 (paragraph 21 of EITF 07-5) states “The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings.” Accordingly, we reiterate prior comment one: please tell us why your warrant and embedded convertible feature are not required to be classified as liabilities upon adoption at July 1, 2009 (in your Form 10-Qs for September 30, 2009, December 31, 2009, March 31, 2010 and in your Form 10-K for June 30, 2010) because of the price adjustment in Section 4(e) of the warrant. Refer to Example 9 at ASC 815-40-55.

Response: Pursuant to your comment, we recognize that although the warrants and embedded convertible feature was not implanted with the intention of protecting holders from future declines in our stock price, the down round protection clause may offer certain protection against the stock volatility in the event that we issue any additional shares of common stock, convertible securities, or common stock equivalents at a price per share less than the warrant price then in effect.

With regard to our Form 10-Qs filed for September 30, 2009, December 31, 2009, March 31, 2010 and in our Form 10-K for June 30, 2010, as we believe EITF 07-05 does not apply to the warrants issued prior to the effectiveness date of EITF 07-05 which is December 15, 2008, we have focused our review on our outstanding Series C warrants to purchase up to 331,466 shares of our common stock at a price of $4.50 per share issued on October 27, 2009, which was recognized in our Form 10-Qs filed for December 31, 2009, March 31, 2010 and in our Form 10-K for June 30, 2010. To clarify and support our accounting treatment as prescribed under ASC 815-10-65-3 (paragraph 21 of EITF 07-05), we have obtained the oral approval from our warrant holders to retroactively remove the down round protection clause from the Series C warrants subject to the final agreed terms and to correctly memorialize the intent of the parties to treat this matter as equity. Given this and the immateriality of the financial impact upon the financial results in each respective period (as shown below), along with the expiration of the anti-dilution clause in the effected warrants as of Jan 15, 2011, we propose that we prospectively update the accounting treatment and expand the disclosure concerning this matter in our next regulatory filing. The net financial impact will be neutral and we believe will negate any confusion to the reader that any restatements may cause given the immateriality of the respective amounts in those periods.

The basis for our warrant calculation is as follows:

We calculated the warrant impact for the respective financial reporting periods utilizing both Black-Scholes and binomial valuation models that returned similar results. Our inputs were a stock issuance price of $4.50 per share as of October 27, 2009 for 331,366 common shares using a discount rate of 1.2% with cumulative volatility ranges from 33% - 63%. The net income impact is as follows:

Date	Amount ($)%
12/31/2009	($57,000)	(1.8)
3/31/2010	105,000	2.9
6/30/2010	126,000	2.4

2. We did not see the revised disclosure included in your response to comment five in your letter dated September 22, 2010 or sales by product included in your response to comment five in your letter dated June 30, 2010 in Note 5 of your consolidated financial statements for the year ended June 30, 2010. Please ensure all disclosure requested in all prior comments are included in an amended Form 10-K for the year ended June 30, 2010.

Response: Pursuant to your comment, we have revised our disclosure in an amended Form 10-K for the year ended June 30, 2010 as follows:

“…
Note 5– Intangible Assets

Intangible assets at June 30, 2010 and 2009 consist of the following:

	June 30, 2010	June 30, 2009

Land use rights	$1,458,270	$1,450,350
Approved drugs
Traditional Chinese Medicine subject to impairment	9,081,528	8,416,905
Non Traditional Chinese Medicine	5,671,050	2,708,785
Total Approved drugs	14,752,578	11,125,690
Intangible assets	16,210,848	12,576,040
Less: accumulated amortization	978,562	538,557
Total	$15,232,286	$12,037,483

We have developed a partnership model for the research and development (R&D) of our products.  We believe this model is cost effective, highly efficient and has a shorter development cycle.  We have built R&D relations with some of the most prestigious R&D institutions in China, including China Pharmaceutical University, Sichuan University-affiliated West China Center of Medical Sciences, and Shaanxi University of Chinese Medicines. Under our partnership model, the R&D institutions take the full financial responsibility of the new drug R&D and we purchase the intellectual properties developed by these institutions only upon the SFDA’s approval of the new drugs. We are not contractually obligated to compensate our partner institutions for the cost incurred in the R&D if the SFDA approval is not obtained.

The capitalized costs for the development of new medicine are included in the purchase price paid to our R&D partners for the intellectual properties of the new drugs upon their SFDA approval. The capitalization of the costs is in compliance with FASB statement No. 142 based on the fact that these purchases of the SFDA approved new drugs have a clear and measurable future benefit, which is based on the expected revenues and profit margins that could be realized in the first three years of the market entries of these products. A simple principle that we adopt is that the approximate net profit for a period of three years achieved from each drug is expected to be equal to our purchase price for that drug. For instance, if we paid a purchase price of $1 million, we are expecting a total revenue of $5.5 million for the first year years of its market entry, calculated based on 18% net margin.

For the drugs we purchase, our partners provide us with the formula, production techniques, quality standard, testing records, ingredient analyses and product comparisons.  In addition, our partners support us in obtaining the SFDA approval. When the new drug gets the SFDA’s approval, we capitalize all the related costs. We recognize the costs for the formulation modification, continuous research and technical improvements of the existing products in R&D expenses in the income statement. The detailed list of drugs approved by the SFDA and the related costs we capitalized for the fiscal year 2010 is as follows:

Approved Products
Yinqiao Jiedu Tablets	234,400
Kangjun Xiaoyan Capsule	380,900
Xiaoyan Lidan Tablets II	155,290
Fleroxacin Tablets I	1,259,900
Fleroxacin Tablets II	512,750
Clindamycin Tablets	380,900
Total	$2,924,140

Approved drugs can be separated into two groups: Traditional Chinese Medicine (TCM) and Non Traditional Chinese Medicine (NTCM). The useful life of the TCM is considered to be indefinite because no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life. The term indefinite does not mean infinite. Unlike western medicine, the formula of Chinese medicine is not developed based on modern science.  Once the formula proves effective, it is used for hundreds of or even thousands of years.  For example, the formulas developed by Dr. Hua, Tuo and Dr. Zhang, Zhongjin approximately two thousand years ago are still very popular today.  In addition, once the Chinese medicine is approved by the government, it is allowed to be produced and sold unless the government receives complaints from users. Therefore, TCM are not subject to amortization and impairment test should be conducted at least annually to determine if the carrying value of the asset is impaired. During the year ended June 30, 2010, the Company applied a five-year benchmark borrowing interest rate of 5.76% as the discount rate and recorded the impairment loss of $0 and $431,344 related to intangible assets for the years ended June 30, 2010 and 2009, respectively. Therefore, the amount of intangible assets not subject to amortization as of June 30, 2010 was 9,081,528. NTCM drugs are amortized on a straight-line basis over their estimated useful life of 10 years.

Amortization expense for the fiscal years ended June 30, 2010 and 2009 was $435,194 and $298,567, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

For the Year Ending June 30,	Estimated Amortization Expense
2011	$ 499,090
2012	$ 598,913
2013	$ 678,588
2014	$ 766,588
2015	$ 862,412

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc.

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc:	Guoqing Jiang
CEO
Tianyin Pharmaceutical Co., Inc.

	Attorney:	Louis Taubman
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000, NY NY 10004
Fax: 212-202-6380 Tel: 212-712-7384